Exhibit 99.8

Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd. (the “Mortgager”) and Shenzhen Longgang Branch, Bank of China (the “Creditor”) on July 3, 2012

Main contents:

  Contract number: 2012 Zhenzhongyin Gang Dixiezi 000527;
  In order to guarantee the indebtedness of RMB 400 million for Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 2012 Zhenzhongyin Gang Exiezi 000527) from July 3, 2012 to July 3, 2013, the Mortgager agrees to pledge its property to the Creditor.
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.
  Collaterals: The Mortgager agrees to pledge its equipments with an aggregate value of RMB 150 million to the Creditor.

Headlines of the articles omitted:

  Payment on demand
  Undertakings of the Mortgager
  Validity of the Creditor’s Right
  Occupancy of Collaterals
  Insurance of Collaterals
  Mortgage Registration
  Instances of Breach of Contract and its Liabilities
  Declaration and guaranty of the Mortgager
  Amendment of the Contract
  Effectiveness and Disputation settlement